Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of NOVEMBER 2022	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A.: Third Quarter 2022 Financial Results and Shareholder Letter

THIRD QUARTER 2022 HIGHLIGHTS

  3Q 2022 Invoiced Sales Amounted to €116.6 Million, an Increase of 14.5% Versus 3Q 2021 and 32.4% Versus Pre-Pandemic 3Q 2019
  3Q 2022 Branded Invoiced Sales Amounted to €103.7 Million, an Increase of 22.5% Versus 3Q 2021 and 57.6% Versus 3Q 2019.
  Gross Margin Resulted of 37.7%, Compared to 36.0% in 3Q 2021 and 28.7% in 3Q 2019, Despite Persisting High Raw Materials Costs and the Spike in Energy Costs
  3Q 2022 Operating Profit of €4.1 Million Compares to an Operating Loss of (€0.4) Million in 3Q 2021 and an Operating Loss of (€8.7) Million In 3Q 2019
  2022 First Nine Months Operating Profit of €6.7 Million, Compares to €4.3 Million in 2021 Same Period, That Benefitted From €4.2 Million One-Off COVID-related Measures. The Operating Profit of €6.7 Million Compares to a Loss of (€19.5) Million in 2019 First Nine Months
  3Q 2022 Profit Per Ordinary Share of €0.10, or €0.50 Per American Depositary Receipt (ADR), Versus a Loss Per Ordinary Share in 3Q 2021 of (€0.07), or (€0.35) per ADR, and a Loss Per Ordinary Share in 3Q 2019 of (€0.21), or (€1.05) Per ADR
  Cash of €53.0 Million as of September 30, 2022 Compares to €53.5 Million as of December 31, 2021 and €39.8 Million as of December 31, 2019
  Store Traffic and New Orders Continue the Negative Trend Started in April and Are Below Expectations Given the Challenges Affecting the Core Markets Where We Operate

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--November 25, 2022--Natuzzi S.p.A. (NYSE: NTZ) (“we”, “Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”), one of the most renowned brands in the production and distribution of design and luxury furniture, today reported its unaudited financial information for the third quarter and first nine months ended September 30, 2022.

Pasquale Natuzzi, Chairman of the Group commented: “We continue improving our operating model, as shown by the Ebit result of this quarter. However, the business environment for the whole economy and specifically for our industry remains challenging. The high inflation is reducing the disposable income of our consumers. This, together with a perduring uncertainty on the geopolitical and economic outlook, is leading consumers to postpone their decision to buy furniture. These dynamics have caused a weaker demand starting from April. We remain committed to our long-term growth plan, but we need to acknowledge the unexpected conditions of the market we are facing. I have the highest confidence in our CEO and our team to overcome the short-term challenges posed by the market to our turnaround.”

Antonio Achille, CEO of the Group commented: “In the third quarter, the work our team is doing to improve marginality, while continuing to support the growth of our revenues, started to become visible. We improved marginality by almost 10 percentage points vs 2019 notwithstanding the pressure of energy and other production costs on our P&L.

At the same time, we are not isolated from the negative market dynamics that affect consumers and retailers globally. Traffic in our stores has been decreasing since April and our retail partners, most notably in US, are still dealing with the extra stock they have built over the last months, which limits their ability to place new orders. We shared the general hope that the Chinese Congress would have reviewed and lifted some of the zero-covid policies which instead continue being a main obstacle to our growth plan for the Region. The combination of these effects is causing a material reduction in the pace of new orders.

Our commercial team is committed and working hard to sustain revenues in response of these market challenges. We are also evolving and strengthening our commercial organizations in our main geographies, including US and Europe, to better manage our existing clients and enrich the client portfolio with new selective introductions. On the retail front, we continue investing to improve the organic growth of our stores reaching the level of retail excellence the Company aspires to, for the benefit of both our DOS and our franchising partners. To accelerate this process, we recently hired a new senior manager, Mr. Michele Ciani, who will be responsible for the Retail Customer Experience for the Group. Michele brings a wealth of deep retail knowledge and more than 20 years of experience within multination furniture retailers to help them sharpening their brand & story visual identity in Europe and China.

Despite the adverse market conditions, we continued our retail journey: during the first nine months of 2022, we added 55 Natuzzi franchise stores, of which 43 located in China. This brings the total number of stores to 708, of which 51 DOS directly managed by the Group in addition to 24 DOS directly managed by our JV in China.

The price adjustments, enacted in the first part of the year to contrast the rising trend in the cost of transportation, energy, raw materials and production inputs, are now almost entirely factorized in the top line and that have helped us protect our marginality from the continue pressure of cost on our business.

In particular, the energy cost to run our industrial operations worldwide has increased by €2.8 million compared to the first nine months of 2021, mainly concentrated in our European factories. For instance, if we consider our factories in Italy, which represent almost half of the consolidated sales, the energy cost has increased by 140% in the first nine months of 2022.

As for the remaining production costs, we are seeing a decreasing trend in the cost of leather, whereas the cost for fabrics and other materials, which absorb significant energy for their production, is still increasing.

Transportation, costs are decreasing, especially for the long Asia-North America routes.

In response to the tough market conditions, we have launched a set of actions to lower the costs of our G&A, tightly manage our working capital and protect our cash position.

*****

3Q 2022 CONSOLIDATED REVENUE

3Q 2022 consolidated revenue amounted to €116.6 million, an increase of 14.5% from €101.8 million in 3Q 2021, and 32.4% from €88.1 million of the pre-pandemic 3Q 2019.

During the third quarter, the Group’s Shanghai factory carried out its operations with no COVID-related restrictions.

Excluding “other sales” of €2.6 million, 3Q 2022 invoiced sales from upholstered and other home furnishings products amounted to €114.0 million, an increase of 15.8% compared to 3Q 2021 and 36.3% compared to the pre-pandemic 3Q 2019. Delivered sales of upholstered and home furnishings benefitted from the reduction in the order backlog which is now approaching to its standard levels.

Revenue from upholstered and other home furnishings products are hereafter described according to the main dimensions of the Group’s business:

  A: Branded/Unbranded Business
  B: Key Markets
  C: Distribution

A. Branded/Unbranded business

The Group operates in the branded business (with the Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and the unbranded business, the latter with collections dedicated to large-scale distribution.

A1. Branded business. Within the branded business, Natuzzi is pursuing a dual-brands strategy:

  Natuzzi Italia, our luxury furniture brand, offers products entirely designed and manufactured in Italy and targets an affluent and more sophisticated global consumer with a highly inspirational collection that is largely the same across all our global stores to best represent our Brand. Natuzzi Italia products are almost exclusively sold in mono-brand stores (directly operated or franchises).
  Natuzzi Editions, our contemporary collection, offers products entirely designed in Italy and produced in different plants strategically located to best serve individual markets (mainly China, Romania, Brazil). Natuzzi Editions products are distributed in Italy under the brand Divani&Divani by Natuzzi. The store merchandising of Natuzzi Editions, starting from a common collection, is tailored to best fit the opportunities of each market. The Natuzzi Editions products are sold primarily through galleries and selected mono-brand franchise stores.

In 3Q 2022, Natuzzi’s branded invoiced sales amounted to €103.6 million, an increase of 22.5% compared to 3Q 2021 and 57.6% compared to 3Q 2019.

The following is the contribution of each Brand to 3Q 2022 invoiced sales:

  Natuzzi Italia invoiced sales amounted to €42.7 million, an increase of 15.1% compared to 3Q 2021 and 36.6% compared to 3Q 2019.
  Natuzzi Editions invoiced sales (including invoiced sales from Divani&Divani by Natuzzi) amounted to €60.9 million, an increase of 28.3% compared to 3Q 2021, and 76.8% compared to the pre-pandemic 3Q 2019.

A2. Unbranded business. Invoiced sales from our unbranded business amounted to €10.4 million, a decrease of (25.4%) and (42.0%) compared to 3Q 2021 and 3Q 2019, respectively. The Company’s strategy is to focus on selected large accounts and serve them with a more efficient go-to-market model.

B. Key Markets

Here below a breakdown of 3Q 2022 upholstery and home-furnishings invoiced sales compared to 3Q 2021, according to the following geographic areas.

	3Q 2022	3Q 2021	Delta €	Delta %
North America	37.4	38.5	(1.1)	(2.8)%
Greater China	20.0	9.1	10.9	118.8%
West & South Europe	26.6	28.9	(2.3)	(8.0)%
Emerging Markets	13.9	10.3	3.6	35.9%
Rest of the World*	16.1	11.7	4.4	37.7%
Total	114.0	98.5	15.5	15.8%

Figures in €/million, except percentage *Include South and Central America, Rest of APAC.

The performance of invoiced sales in the North America is mainly due to the unbranded business, as the branded part increased medium single digit over 3Q 2021.

West & South Europe suffered from a challenging comparison base in 3Q 2021, and it is still up medium single digit versus 3Q 2019.

C. Distribution

During 3Q 2022, the Group distributed its branded collections in 105 countries, according to the following table.

	Direct Retail	FOS**	Galleries	Total Sept. 30, 2022
North America	12	8	152	172
West & South Europe	34	100	130	264
Greater China	24(1)	359	─	383
Emerging Markets	─	77	141	218
Rest of the World	5	89	98*	192
Total	75	633	521	1,229
* It includes 11 Natuzzi galleries (store-in-store points of sale) directly managed by the Mexican subsidiary of the Group.
** Franchise stores managed by independent partners.
(1) All directly operated by our Joint Venture in China. As the Natuzzi Group owns a 49% stake in the Joint Venture and does not control it, we consolidate only the sell-in from such DOS.

During 3Q 2022, Group’s direct retail invoiced sales amounted to €19.3 million, an increase of 20.9% compared to 3Q 2021, mainly due to our DOS located in the U.S. (+35.4% compared to 3Q 2021).

In 3Q 2022, invoiced sales from franchise stores amounted to €50.8 million, an increase of 90.3% compared to 3Q 2021.

We continue executing our strategy to become a Brand Retailer and improve the quality of our distribution network. The weight of the invoiced sales generated by the retail network (Directly Operated Stores, or DOS, and Franchise Operated Stores, or FOS) on total upholstered and home furnishings business in 3Q 2022 was 61.5% compared to 43.3% in 3Q 2021.

During the first nine months of 2022, we added 55 Natuzzi franchise stores to our distribution network, of which 43 located in China, four in Brazil, three in Italy and two in the US.

The Group also sells its products through the wholesale channel, consisting primarily of Natuzzi-branded galleries in multi-brand stores, as well as mass distributors selling unbranded products. During 3Q 2022, invoiced sales from the wholesale channel amounted to €43.9 million, a decrease of (21.3%) compared to 3Q 2021.

3Q 2022 GROSS MARGIN

In 3Q 2022, we had a gross margin of 37.7%, as compared to 36.0% in 3Q 2021, mainly due a better operating leverage from higher delivered sales, a favorable sales mix, higher efficiency in our manufacturing processes, as well as effective price adjustments that were enacted in the first part of the year in response to inflationary pressure.

In particular, during the quarter, industrial costs at the Group level increased by €0.9 million over 3Q 2021, mostly due to the spike in the cost of energy.

As for production inputs, we continue to see a mixed picture. Indeed, the cost of some raw materials, especially those that are energy-intensive, such as iron components and mechanisms, or wood, as well as oil-related products, such us polyurethane, still remains at high levels. On the contrary, we see some downward trend in the cost of leather.

In response to the current challenging business environment, the Company has started to take actions to reduce the industrial cost of labor, by optimizing the level of indirect workers, rightsizing of workers at Group level, in addition to a generalized review of the industrial fixed costs.

3Q 2022 OPERATING EXPENSES

During 3Q 2022, operating expenses (which include selling expenses, administrative expenses, other operating income/expenses, and the impairment of trade receivables) were €39.8 million (or 34.1% on revenue), compared to €37.1 million (or 36.4% on revenue) in 3Q 2021.

In particular, in 3Q 2022, transportation costs were 12.4% of revenue as compared to 13.1% in 3Q 2021.

In addition, following the adoption of the Stock Option Plan (“SOP”) approved by the Company’s shareholders on July 1, 2022, and pursuant to the registration statement on Form S-8 filed with the SEC on July 29, 2022, during the third quarter of 2022 the Company accrued €0.6 million for higher labor cost within selling expenses on the basis of an independent qualified third-party estimation of the fair value of the equity instruments granted under the SOP.

KEY RESULTS SUMMARY: FIRST NINE MONTHS OF 2022

During the first nine months of 2022, the Company reported the following results:

  Total revenue of €352.0 million, an increase of 12.9% compared to first nine months of 2021 and 22.9% compared to the first nine months of the pre-pandemic 2019.
  We had a gross margin of 34.4%, from 36.1% and 29.0% reported in the first nine months of 2021 and 2019, respectively.
  Depreciation and amortization for the period, which include the depreciation charge of right-of-use assets related to the operating leases and accounted for in the cost of sales, selling and administrative expenses, amounted to €16.0 million, compared to €15.6 million and €17.7 million in the first nine months of 2021 and 2019, respectively.
  We had an operating profit of €6.7 million, compared to an operating profit of €4.3 million in 2021 first nine months, which benefitted also from €4.2 million of higher savings deriving from the adoption, mainly in Italy, of temporary public measures on the cost of labor, most of which were COVID-related. Such benefits were not renewed in 2022. The €6.7 million operating profit compares to an operating loss of (€19.5) million reported for the first nine months of 2019.
  We had a profit after tax for the period of €6.6 million, which compares to a profit after tax of €2.5 million in 2021 that included a one-off gain of €4.8 million from the disposal of a formerly wholly owned subsidiary of the Company, as part of Natuzzi’s strategy to streamline its operating model. The €6.6 million profit after tax compares to a loss after tax of (€26.8) million reported for the first nine months of 2019.

BALANCE SHEET AND CASH FLOW

During the first nine months of 2022, €6.0 million of net cash were provided by operating activities as a result of:

  profit for the period of €6.6 million;
  adjustments for non-monetary items of €16.9 million, of which depreciation and amortization of €16.0 million;
  (€9.9) million of cash used in working capital mainly as a result of higher inventories, (€2.9) million, higher trade and other receivables, (€7.9) million, partially offset by higher trade and other payables;
  interest and taxes paid of (€7.5) million.

During the first nine months of 2022, (€2.3) million of cash were used in investing activities, as a result of (€6.6) million of cash invested in capital expenditures, (€0.5) million as capital contribution in the joint venture Natuzzi Texas LLC to open Natuzzi stores, partially offset by €3.7 million as dividends received from our JV in China in addition to €1.1 million of cash collected in connection with the completion of the sale transaction of a former Company’s subsidiary.

In the same period, (€6.3) million of cash were used in financing activities, due to the repayment of long-term borrowing for (€3.7) million, (€2.5) million for short-term borrowing repayment and (€9.0) million for lease repayment, partially offset by €4.0 million provided by a long-term loan made available by the Italian government as part of the COVID-19 measures to support businesses, and €4.9 million as a capital contribution by the Vietnamese partner who acquired a 20% stake in Natuzzi Singapore.

As a result, as of September 30, 2022, cash and cash equivalents was €53.0 million compared to €53.5 million as of December 31, 2021.

As of September 30, 2022, we had a net financial position before lease liabilities (cash and cash equivalents minus long-term borrowings minus bank overdraft and short-term borrowings minus current portion of long-term borrowings) of €1.0 million compared to (€0.1) million as of December 31, 2021.

CONFERENCE CALL

The Company will host a conference call to discuss the third quarter 2022 financial results on Monday, November 28, 2022, at 10:00 a.m. US Eastern Time.

To join live the conference call, interested persons will need to either dial-in the following number: Toll/International: +1-412-717-9633, then passcode 39252103#; or
  click on the following link: https://www.c-meeting.com/web3/join/3PQUFXRW48XTKQ to join via video. Participants also have option to listen via phone after registering to the link.

***********

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the third quarter of 2022 and 2021 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	Third quarter ended on		Change	Percentage of revenue
	30-Sep-22	30-Sep-21%		30-Sep-22	30-Sep-21
Revenue	116.6	101.8	14.5%	100.0%	100.0%
Cost of Sales	(72.7)	(65.2)	11.5%	-62.3%	-64.0%
Gross profit	43.9	36.6	19.9%	37.7%	36.0%
Other income	2.0	2.0		1.7%	1.9%
Selling expenses	(32.6)	(30.8)	5.7%	-27.9%	-30.2%
Administrative expenses	(9.1)	(8.1)	11.5%	-7.8%	-8.0%
Impairment on trade receivables	0.1	(0.1)		0.0%	-0.1%
Other expenses	(0.2)	(0.1)		-0.2%	0.0%
Operating profit/(loss)	4.1	(0.4)		3.6%	-0.4%
Finance income	0.6	0.0		0.5%	0.0%
Finance costs	(2.2)	(1.9)		-1.8%	-1.9%
Net exchange rate gains/(losses)	3.1	(0.3)		2.7%	-0.3%
Gain from disposal and loss of control of a subsidiary	─	─		0.0%	0.0%
Net finance income/(costs)	1.6	(2.2)		1.4%	-2.2%
Share of profit/(loss) of equity-method investees	1.1	0.8		1.0%	0.8%
Profit/(Loss) before tax	6.9	(1.9)		5.9%	-1.8%
Income tax expense	(1.0)	(1.5)		-0.9%	-1.4%
Profit/(Loss) for the period	5.9	(3.3)		5.0%	-3.3%
Profit/(Loss) attributable to:
Owners of the Company	5.4	(3.6)
Non-controlling interests	0.5	0.3

Profit/(loss) per Ordinary Share*	0.10	(0.07)

* Natuzzi’s Ordinary Shares are listed on the NYSE in the form of American Depositary Receipts (ADRs). 1 ADR represents 5 Ordinary Shares

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the nine months of 2022 and 2021 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	Nine months ended on		Change	Percentage of revenue
	30-Sep-22	30-Sep-21%		30-Sep-22	30-Sep-21
Revenue	352.0	311.8	12.9%	100.0%	100.0%
Cost of Sales	(230.8)	(199.2)	15.9%	-65.6%	-63.9%
Gross profit	121.2	112.6	7.7%	34.4%	36.1%
Other income	4.8	5.0		1.4%	1.6%
Selling expenses	(92.8)	(89.7)	3.5%	-26.4%	-28.8%
Administrative expenses	(25.9)	(23.4)	10.9%	-7.4%	-7.5%
Impairment on trade receivables	(0.3)	(0.1)		-0.1%	0.0%
Other expenses	(0.3)	(0.1)		-0.1%	0.0%
Operating profit/(loss)	6.7	4.3		1.9%	1.4%
Finance income	0.7	0.1		0.2%	0.0%
Finance costs	(5.9)	(5.2)		-1.7%	-1.7%
Net exchange rate gains/(losses)	4.8	(1.0)		1.4%	-0.3%
Gain from disposal and loss of control of a subsidiary	─	4.8		0.0%	1.5%
Net finance income/(costs)	(0.4)	(1.4)		-0.1%	-0.4%
Share of profit/(loss) of equity-method investees	1.9	2.8		0.6%	0.9%
Profit/(Loss) before tax	8.2	5.7		2.3%	1.8%
Income tax expense	(1.6)	(3.2)		-0.5%	-1.0%
Profit/(Loss) for the period	6.6	2.5		1.9%	0.8%
Profit/(Loss) attributable to:
Owners of the Company	5.4	2.1
Non-controlling interests	1.1	0.4

Profit/(loss) per Ordinary Share	0.10	0.04

* Natuzzi’s Ordinary Shares are listed on the NYSE in the form of American Depositary Receipts (ADRs). 1 ADR represents 5 Ordinary Shares

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)

	30-Sep-22	31-Dec-21

ASSETS
Non-current assets	187.5	189.6
Current assets	211.2	200.4
TOTAL ASSETS	398.6	390.0

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	98.0	82.3
Non-controlling interests	5.0	1.5
Non-current liabilities	100.2	107.5
Current liabilities	195.4	198.7
TOTAL EQUITY AND LIABILITIES	398.6	390.0
Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	30-Sep-22	31-Dec-21

Net cash provided by (used in) operating activities	6.0	0.5

Net cash provided by (used in) investing activities	(2.3)	7.0

Net cash provided by (used in) financing activities	(6.3)	(2.0)

Increase (decrease) in cash and cash equivalents	(2.5)	5.5

Cash and cash equivalents, beginning of the year	52.2	46.1

Effect of movements in exchange rates on cash held	1.6	0.6

Cash and cash equivalents, end of the period	51.3	52.2

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	30-Sep-22	31-Dec-21
Cash and cash equivalents in the statement of financial position	53.0	53.5
Bank overdrafts repayable on demand	(1.6)	(1.2)
Cash and cash equivalents in the statement of cash flows	51.3	52.2

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements including, but not limited to, potential risks and uncertainties described at page 3 of this document relating to the supply-chain, the cost and availability of raw material, production and shipping and the modernization of our Italian manufacturing and those relating to the duration, severity and geographic spread of the COVID-19 pandemic, actions that may be taken by governmental authorities to contain the COVID-19 pandemic or to mitigate its impact, the potential negative impact of COVID-19 on the global economy, consumer demand and our supply chain, and the impact of COVID-19 on the Company's financial condition, business operations and liquidity, as well as the geopolitical tensions and market uncertainties resulting from the Russian invasion of Ukraine and current conflict. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.
Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 708 mono-brand stores and 521 galleries as of September 30, 2022, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

Contacts

For information:
Natuzzi Investor Relations
James Carbonara | tel. +1 (646)-755-7412 | james@haydenir.com
Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication
Giacomo Ventolone (Press Office) | tel. +39.335.7276939 | gventolone@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	NOVEMBER 25, 2022	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi